Mail Stop 4561

August 15, 2008

By U.S. Mail and Facsimile to: (919) 645-6353

B. Grant Yarber
President and Chief Executive Officer
Capital Bank Corporation
333 Fayetteville Street, Suite 700
Raleigh, NC 27601

   Re: Capital Bank Corporation
      Form 10-K for the Fiscal Year Ended December 31, 2007
      Definitive Proxy Statement on Schedule 14A filed April 24, 2008
      Form 10-Q for the Quarterly Period Ended March 31, 2008
      File No. 000-30062

Dear Mr. Yarber:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

               Sincerely,

               Gregory Dundas
               Staff Attorney